Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T +1 212 768 6700 F +1 212 768 6800

April 11, 2013

Securities and Exchange Commission Filing Desk - Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Shellpoint Mortgage Acceptance LLC Amendment No. 2 to Registration Statement on Form S-3 Filed March 21, 2013 File No. 333-184419

Ladies and Gentlemen:

On behalf of Shellpoint Mortgage Acceptance LLC (the “Registrant”), we have caused to be filed with you electronically under EDGAR, Amendment No. 3 to the captioned Registration Statement on Form S-3/A.

The objective of Amendment No. 3 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated April 4, 2013. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

Prospectus Supplement Related to the Certificates

Risk Factors

Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses, page S-21

Comment

1.	We note your response to our prior comment 2 from our letter dated March 11, 2013; however, we believe there is language in your prospectus that appears to disclaim your responsibility to comply with Rule 193. In this regard, for example, this risk factor disclosure states that there can be “no assurance” that any review process conducted uncovered relevant facts that could be determinative of how the reviewed mortgage loans will perform. Similar language appears on page S-57. Rule 193 requires, however, that your pre-offering review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. Accordingly, please revise and confirm that the Sponsor will comply with Rule 193.

April 11, 2013 Page 2

Response

We have revised the risk factor, and the disclosure about the Pre-Offering Review, in response to comments 1, 2, 3 and 6. We have revised the disclosure to state that the Sponsor’s pre-offering review provides the Sponsor with the reasonable assurance required by Rule 193. We have removed language that could be read to imply that the reasonable assurance standard may not have been met. However, we have retained language that is consistent with the fact that the pre-offering review is not an absolute assurance that the mortgage loans are free from defects that could affect future performance.

2.	Also, we note your statement that these review procedures were intended to discover “certain material discrepancies and possible material defects in the mortgage loans reviewed.” As noted, the review should cover the accuracy of all prospectus disclosure regarding the pool assets in all material respects. Therefore, revise to delete “certain” and explain what discrepancies are being reviewed.

Response

Please see our response to comment 1.

3.	Please clarify your statement that “the review of the analyses by the Sponsor may, erroneously, not have indicated a defect in the original appraisal, which could result in an increased risk that payments on these mortgage loans may not be received or recovered.” It is not clear why the review of the Sponsor could erroneously not have “indicated” a defect if the third party determined the original appraisal was not supportable. Also, please confirm that the Sponsor has designed the third party review of original appraisals to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects.

Response

Please see our response to comment 1.

Additional Information, page S-56

4.	We note your response to comment 3 and reissue our comment. Your disclosure does not conform with the requirements of Item 6.05 of Form 8-K for two reasons. First, your disclosure states that you will only file a supplement or Current Report on Form 8-K if a material pool characteristic differs by 5% or more from the description in the prospectus supplement “as of the closing date.” Item 6.05 does not provide that a supplement or Form 8-K should only be filed with respect to the closing date. Rather, you must file a Form 8-K at any time prior to closing, to disclose that a material pool characteristic differs by 5% or more from the description in the prospectus supplement. Second, your disclosure provides that you will only file a supplement or Form 8-K if the difference of 5% or more in a material pool characteristic is as a result of changes in the pool composition described in the prospectus supplement. Item 6.05 is not limited to the reporting of differences in material pool characteristics that result only from changes in the pool composition and, in fact, it only excludes changes that occur as a result of the pool assets converting into cash in accordance with their terms. For example, absent a change in pool composition, if the delinquency statistics that were presented in the prospectus change by more than 5% after the cut-off date, but prior to closing, then disclosure would be required under Item 6.05 of Form 8-K. Please revise your disclosure to conform with the reporting requirements of Item 6.05 of Form 8-K.

April 11, 2013 Page 3

Response

We have revised the disclosure on page S-56 of the prospectus supplement relating to the certificates and on page S-64 of the prospectus supplement relating to the notes to indicate that we will file a supplement or Current Report on Form 8-K if prior to closing any material pool characteristic differs by 5% or more from the description in the prospectus supplement (other than as a result of mortgage loans converting to cash in accordance with their terms).

5.	In that regard, please revise your disclosure on page S-47 to further clarify whether your reference to “actual payment activity” means that your disclosure will reflect actual payments that are due on or before the close of business on the cut-off date or whether your reference to “actual payment activity” means something else.

Response

We have revised the disclosure on page S-47 of the prospectus supplement relating to the certificates and on page S-51 of the prospectus supplement relating to the notes to further clarify that statements in the prospectus supplement about the current delinquency status of the mortgage loans reflect whether payments due prior to the cut-off date were actually received as of the close of business on the last business day immediately prior to the next related monthly due date, which is the method for determining whether a mortgage loan is considered to be “delinquent” that is described in the prospectus supplement.

Pre-Offering Review of the Mortgage Loans, page S-56

6.	Also in regards to your response to comment 2, we do not agree with your analysis and reissue our comment. Section II.B.3. of SEC Release 33-9176 notes that under Rule 193 the issuer will be required to review whether the disclosure regarding the asset pool is accurate in all material respects. Further, the instruction to Item 1111(a)(7) of Regulation AB provides that “the disclosure required under this item shall provide an understanding of how the review related to the disclosure regarding the assets.” For the disclosure to provide investors with a full understanding of how the review related to the asset disclosure, it is necessary for you to reach a conclusion as to whether the review actually provided you with such reasonable assurance. Therefore, please revise to confirm that you will comply with the requirements of Rule 193.

April 11, 2013 Page 4

Response

Please see our response to comment 1.

Pooling and Servicing Agreement, page S-95

7.	We note your revisions in response to comment 4 in the prospectus supplement related to the notes and reissue our comment with respect to the prospectus supplement related to the certificates. Please note that comment 1 from our letter dated November 13, 2012 requested that comments to the base prospectus and/or the supplements should be applied universally, if applicable, and that, if comments issued for one apply to another, conforming revisions should be made. This general comment applies to all outstanding and future comments.

Response

We have incorporated disclosure into the prospectus supplement relating to the certificates on page S-94 to conform to the disclosure we previously included in the prospectus supplement relating to the notes in response to comment 4 in the previous letter.

If you require any addition information, please call the undersigned at (212) 768-6847 or Rob Olin at (212) 768-6920.

Very truly yours,
/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt

Copy with enclosures to:

Arthur Sandel

Rolaine Bancroft

Division of Corporation Finance